SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Quarterly information for the period ended on June 30, 2025

(Free Translation into English from the Original Previously Issued in Portuguese.)

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Report on the review of interim financial information (ITR)

(A free translation of the original report in Portuguese, as filed with the Comissão de Valores Mobiliários - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária, and for the consolidated interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To Shareholders, Members of the Board and Management
Braskem S.A.
Camaçari – Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the "Company") included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2025, which comprises the statement of financial position as at June 30, 2025 and the related statements of profit or loss and comprehensive income (loss) for the three and six-month periods then ended, and the changes in equity and cash flows for the six-month period then ended, including the explanatory notes.
The Company´s management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) – *Demonstração Intermediária* and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB), such as for the presentation of these information in accordance with the standards issued by the *Comissão de Valores Mobiliários*, applicable to the preparation of Quarterly Information Form – (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 – *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the *Comissão de Valores Mobiliários*.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the *Comissão de Valores Mobiliários*.

Other matters - *Statements of value added*

The interim information referred to above includes the individual and consolidated statements of added value (DVA) for the six-month period ended June 30, 2025, prepared under responsibility of Company's management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed together with the review of the quarterly information, to reach a conclusion on whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 – *Demonstração do Valor Adicionado*. Based on our review, nothing has come to our attention that causes us to believe that those statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in that standard and consistently with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 6, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6

Original report in Portuguese signed by
Fernando Rodrigues Nascimento
Accountant CRC 1SP244524/O-1

Braskem S.A.

Statement of interim financial position as of June 30, 2025

All amounts in millions of reais

Assets	Note	Consolidated Jun/25	Consolidated Dec/24	Parent company Jun/25	Parent company Dec/24
Current assets					
Cash and cash equivalents	4	9,183	14,986	4,118	5,388
Financial investments	5	1,121	1,786	1,012	1,643
Trade accounts receivable	6	3,547	3,562	3,937	3,792
Inventories	7	13,496	13,688	9,755	9,761
Taxes recoverable	9	1,338	1,372	667	617
Recoverable income taxes		1,014	782	285	265
Derivatives	18.4	243	73	37	13
Other receivables		801	788	485	653
		30,743	**37,037**	**20,296**	**22,132**
Non-current assets					
Taxes recoverable	9	2,113	1,758	1,604	1,385
Recoverable income taxes		318	295	318	295
Deferred tax assests	20(c)	11,591	13,882	10,308	12,268
Derivatives	18.4	234	99	41	45
Other receivables		568	543	358	380
Investments	10	522	438	27,169	29,164
Property, plant and equipment	11	38,446	40,417	15,454	15,882
Intangible assets	12	3,208	3,387	2,544	2,567
Right of use of assets	13(a)	3,560	3,719	1,732	1,977
		60,560	**64,538**	**59,528**	**63,963**
Total assets		**91,303**	**101,575**	**79,824**	**86,095**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position as of June 30, 2025

All amounts in millions of reais

		Consolidated		Parent company	
Liabilities and shareholders' equity	**Nota**	**Jun/25**	**Dec/24**	**Jun/25**	**Dec/24**
Current liabilities					
Trade payables	14	15,663	16,883	15,886	16,834
Borrowings and debentures	15	2,535	2,278	967	516
Braskem Idesa borrowings	16	263	857		
Derivatives	18.4	205	212		143
Payroll and related charges		729	1,033	545	714
Taxes payable	19	503	625	396	501
Income taxes payable		433	243		
Sundry provisions	21	636	619	581	526
Accounts payable to related parties	8(b)			1,686	6,279
Provision - geological event in Alagoas	23	1,760	2,436	1,760	2,436
Lease	13(b)	934	1,000	560	607
Other payables		1,810	2,086	895	1,007
		25,471	**28,272**	**23,276**	**29,563**
Non-current liabilities					
Borrowings and debentures	15	44,034	50,954	7,084	8,687
Braskem Idesa borrowings	16	13,626	14,277		
Derivatives	18.4	251	101	13	22
Taxes payable	19	211	264	58	94
Accounts payable to related parties	8(b)			46,188	44,755
Loan from non-controlling shareholders of Braskem Idesa	8(a)	989	1,050		
Deferred tax liabilities	20(c)	1,055	1,307		
Post-employment benefits		554	551	325	325
Legal provisions	22.1	872	845	872	845
Sundry provisions	21	1,215	1,352	1,215	1,352
Provision - geological event in Alagoas	23	2,910	3,134	2,910	3,134
Lease	13(b)	2,989	3,306	1,450	1,807
Other payables		384	440	238	293
		69,090	**77,581**	**60,353**	**61,314**
Shareholders' equity	24				
Capital		8,043	8,043	8,043	8,043
Capital reserve and treasury shares		3	13	3	13
Additional paid in capital		(488)	(488)	(488)	(488)
Other comprehensive income		2,234	1,684	2,234	1,684
Accumulated losses		(13,597)	(14,034)	(13,597)	(14,034)
Total attributable to the Company's shareholders		(3,805)	(4,782)	(3,805)	(4,782)
Non-controlling interest in subsidiaries		547	504		
		(3,258)	**(4,278)**	**(3,805)**	**(4,782)**
Total liabilities and shareholders' equity		**91,303**	**101,575**	**79,824**	**86,095**

The notes are an integral part of the interim financial statements.

Statement of profit or loss as of June 30, 2025

All amounts in millions of reais

	Note	2Q2025	2Q2024	Jun/25	Consolidated Jun/24
Net revenue	26	17,857	19,075	37,317	36,995
Cost of products sold	27	(17,495)	(17,685)	(35,645)	(34,394)
Gross profit		362	1,390	1,672	2,601
Income (expenses)					
Selling and distribution	27	(514)	(448)	(1,034)	(908)
Loss for impairment of trade accounts receivable and others from clients	27	2	99		56
General and administrative	27	(698)	(587)	(1,361)	(1,239)
Research and development	27	(108)	(106)	(234)	(212)
Results from equity investments		14	(22)	7	(27)
Other income	27	458	108	610	249
Other expenses	27	(18)	(591)	(63)	(718)
Loss before financial results and taxes		(502)	(157)	(403)	(198)
Financial results	28				
Financial expenses		(1,654)	(1,729)	(3,284)	(3,115)
Financial income		279	401	574	828
Derivatives and exchange rate variations, net		1,347	(4,535)	3,399	(5,606)
		(28)	(5,863)	689	(7,893)
(Loss) profit before income tax		(530)	(6,020)	286	(8,091)
Income taxes	20(a)	140	2,114	(44)	2,795
(Loss) net profit the period		(390)	(3,906)	242	(5,296)
Attributable to:					
Company's shareholders		(267)	(3,735)	431	(5,080)
Non-controlling interest in subsidiaries		(123)	(171)	(189)	(216)
(Loss) net profit for the periodt		(390)	(3,906)	242	(5,296)
(loss) earnings per share - basic and diluted - R$	25				
Basic					
Common				0.4904	(6.3736)
Preferred shares class "A"				0.6054	(6.3736)
Preferred shares class "B"				0.6057	(6.3736)
Diluted					
Common				0.4904	(6.3736)
Preferred shares class "A"				0.6054	(6.3736)
Preferred shares class "B"				0.6057	(6.3736)

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss as of June 30, 2025

All amounts in millions of reais

					Parent Company
	Note	2Q2025	2Q2024	Jun/25	Jun/24
Net revenue	26	**13,103**	**12,510**	**26,568**	**24,564**
Cost of products sold	27	(12,997)	(12,086)	(26,229)	(23,958)
Gross (loss) profit		**106**	**424**	**339**	**606**
Income (expenses)					
Selling and distribution	27	(254)	(277)	(510)	(519)
Loss for impairment of trade accounts receivable and others from clients	27	5	98	7	55
General and administrative	27	(449)	(385)	(833)	(798)
Research and development	27	(49)	(49)	(96)	(93)
Results from equity investments	10(c)	319	72	1,142	715
Other income	27	357	100	548	227
Other expenses	27	47	(565)	(62)	(658)
Income (loss) before financial results and taxes		**82**	**(582)**	**535**	**(465)**
Financial results	28				
Financial expenses		(1,725)	(1,616)	(3,252)	(2,937)
Financial income		189	292	373	627
Derivatives and exchange rate variations, net		1,076	(3,379)	3,050	(4,497)
		(460)	**(4,703)**	**171**	**(6,807)**
(Loss) profit before income tax		**(378)**	**(5,285)**	**706**	**(7,272)**
Income taxes	20(a)	111	1,550	(275)	2,192
(Loss) net income for the period		**(267)**	**(3,735)**	**431**	**(5,080)**
(Loss) earnings per share - basic and diluted - R$	25				
Basic					
Common				0.4904	(6.3736)
Preferred shares class "A"				0.6054	(6.3736)
Preferred shares class "B"				0.6057	(6.3736)
Diluted					
Common				0.4904	(6.3736)
Preferred shares class "A"				0.6054	(6.3736)
Preferred shares class "B"				0.6057	(6.3736)

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of other comprehensive income as of June 30, 2025

All amounts in millions of reais

	Note	2Q25	2Q24	Jun/25	Jun/24
					Consolidated
(Loss) Net profit for the period		**(390)**	**(3,906)**	**242**	**(5,296)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		33	(118)	122	(118)
Others				(33)	
Exchange variation in hyperinflationary economy, net of taxes		1	4	2	12
Fair value of cash flow hedge from jointly-controlled, net of taxes			1		1
		34	(113)	91	(105)
Exchange variation of foreign, net of taxes	18.6 (iv)	1,359	(1,566)	3,123	(1,870)
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.6 (v)	745	(668)	838	(448)
		2,104	(2,234)	3,961	(2,318)
Foreign subsidiaries currency translation adjustment		(1,162)	2,912	(3,232)	3,420
Total		**976**	**565**	**820**	**997**
Total other comprehensive income for the period		**586**	**(3,341)**	**1,062**	**(4,299)**
Attributable to:					
Company's shareholders		442	(2,987)	985	(3,904)
Non-controlling interest in subsidiaries		144	(354)	77	(395)
Total other comprehensive income for the period		**586**	**(3,341)**	**1,062**	**(4,299)**

	Note	2Q25	2Q24	Jun/25	Jun/24
					Parent Company
(Loss) Net profit for the period		**(267)**	**(3,735)**	**431**	**(5,080)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		48	(118)	137	(118)
Others				(33)	
Exchange variation in hyperinflationary economy, net of taxes		1	4	2	12
Fair value of cash flow hedge from jointly-controlled, net of taxes			1		1
		49	(113)	106	(105)
Exchange variation of foreign, net of taxes	18.6 (iv)	1,359	(1,566)	3,123	(1,870)
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.6 (v)	559	(500)	629	(335)
		1,918	(2,066)	3,752	(2,205)
Foreign subsidiaries currency translation adjustment		(1,258)	2,927	(3,304)	3,488
Total		**709**	**748**	**554**	**1,178**
Total other comprehensive income for the period		**442**	**(2,987)**	**985**	**(3,902)**

The notes are an integral part of the interim financial statements.

Statement of changes in equity
All amounts in millions of reais

	Parent company and Consolidated								
	Attributed to shareholders' interest								
		Capital Reserve and Treasury Shares							
	Capital	Long-term incentive plans	Capital transactions	Additional paid in capital	Other comprehensive income	Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At January 1, 2024	**8,043**	**37**	**(10)**	**(488)**	**(852)**	**(2,738)**	**3,992**	**(713)**	**3,279**
Comprehensive income for the period:									
Loss for the period						(5,080)	(5,080)	(216)	(5,296)
Exchange variation of foreign sales hedge, net of taxes					(2,206)		(2,206)	(112)	(2,318)
Fair value of cash flow hedge, net of taxes					(118)		(118)		(118)
Foreign subsidiaries currency translation adjustment					3,488		3,488	(68)	3,420
					1,164	(5,080)	(3,916)	(396)	(4,312)
Equity valuation adjustments:									
Realization of additional property, plant and equipment price-level restatement, net of taxes					(4)	4			
Long term incentive plan		(16)					(16)		(16)
Exchange variation in hyperinflationary economy, net of taxes					12		12		12
		(16)			8	4	(4)		(4)
Contributions and distributions to shareholders:									
Non-controlling interest in acquired entity								58	58
Goodwill impairment				13			13		13
				13			13	58	71
Balances at June 30, 2024	**8,043**	**21**	**(10)**	**(475)**	**320**	**(7,814)**	**85**	**(1,051)**	**(966)**
At January 1, 2025	**8,043**	**23**	**(10)**	**(488)**	**1,684**	**(14,034)**	**(4,782)**	**504**	**(4,278)**
Comprehensive income for the period:									
Net profit (loss) for the period						431	431	(189)	242
Exchange variation of foreign sales hedge, net of taxes					3,752		3,752	209	3,961
Fair value of cash flow hedge, net of taxes					137		137	(15)	122
Foreign currency translation adjustment					(3,304)		(3,304)	72	(3,232)
					585	431	1,016	77	1,093
Equity valuation adjustments:									
Realization of additional property, plant and equipment price-level restatement, net of taxes					(4)	4			
Long term incentive plan		(10)					(10)		(10)
Exchange variation in hyperinflationary economy, net of taxes					2		2		2
Other					(33)		(33)		(33)
		(10)			(35)	4	(41)		(41)
Contributions to shareholders:									
Capital (reduction) increase								(22)	(22)
Sale of investment in subsidiary								(12)	(12)
Dividends-lapse of statute of limitation						2	2		2
						2	2	(34)	(32)
Balances at June 30, 2025	**8,043**	**13**	**(10)**	**(488)**	**2,234**	**(13,597)**	**(3,805)**	**547**	**(3,258)**

The notes are an integral part of the interim financial statements.

Statement of cash flows as of June 30, 2025

All amounts in millions of reais

	Note	Consolidated		Parent company	
		Jun/25	Jun/24	Jun/25	Jun/24
Profit (loss) before income tax		286	(8,091)	706	(7,272)
Adjustments for:					
Depreciation and amortization	27	2,428	2,517	1,504	1,587
Results from equity-accounted investees	10(c)	(7)	27	(1,142)	(715)
Interest foreign exchange loss		(1,605)	8,448	315	5,875
(Reversals) Provisions, net		15	38	(4)	45
Provision geological event in Alagoas		(124)	388	(124)	388
(Gain) loss on the sale of subsidiaries		75		(24)	
PIS and COFINS credits - exclusion of ICMS from the calculation basis		(293)		(293)	
Reversal for impairment of trade accounts receivable and others			(56)	(7)	(55)
Provision for impairment and loss on sale of property, plant and equipment		103	100	94	37
		878	**3,371**	**1,025**	**(110)**
Changes in operating working capital					
Financial investments		696	1,928	653	2,058
Trade accounts receivable		(186)	(242)	(135)	(701)
Inventories		(220)	(478)	(2)	(651)
Taxes recoverable		(690)	108	(29)	95
Other receivables		(162)	372	113	186
Trade payables		513	1,595	(707)	3,530
Taxes payable		656	(175)	(144)	145
Sundry provisions		(15)	(559)	(14)	(622)
Geological event in Alagoas	23	(877)	(920)	(877)	(920)
Other payables		(830)	(308)	(324)	(42)
		(237)	**4,692**	**(441)**	**2,968**
Interest paid		(2,302)	(2,029)	(497)	(574)
Income taxes paid		(78)	(254)	2	(114)
Net cash (used) generated from (used in) operating activities		**(2,617)**	**2,409**	**(936)**	**2,280**
Proceeds from the sale of investments	1	77	54	77	
Funds received in the investments' capital reserves				441	
Dividends received			2	11	13
Additions to investments in joint ventures		(47)			
Acquisitions to property, plant and equipment and intangible assets		(1,301)	(1,889)	(672)	(960)
Cash effect by loss in investments control		(1)	(6)		
Net cash used in investing activities		**(1,272)**	**(1,839)**	**(143)**	**(947)**
Borrowings and debentures					
Issued		67	405		244
Payments		(1,002)	(1,621)	(659)	(1,289)
Braskem Idesa borrowings					
Issued		790	611		
Payments		(632)	(214)		
Related parties					
Issued				4,176	11
Payments				(3,477)	(1,764)
Lease		(431)	(489)	(231)	(322)
Dividends paid			(5)		
Proceeds from non-controlling capital (reductions) contributions		(22)	32		
Net cash used in financing activities		**(1,230)**	**(1,281)**	**(191)**	**(3,120)**
Exchange variation on cash of foreign subsidiaries		(684)	737		
(Decrease) increase in cash and cash equivalents		**(5,803)**	**26**	**(1,270)**	**(1,787)**
Represented by					
Cash and cash equivalents at the beginning of the period		14,986	14,187	5,388	8,658
Cash and cash equivalents at the end of the period		9,183	14,213	4,118	6,871
(Decrease) increase in cash and cash equivalents		**(5,803)**	**26**	**(1,270)**	**(1,787)**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added as of June 30, 2025

All amounts in millions of reais

	Consolidated		Parent company	
	Jun/25	Jun/24	Jun/25	Jun/24
		Restated		Restated
Revenue	**43,748**	**42,834**	**32,944**	**30,365**
Sale of goods, products and services	43,339	42,803	32,562	30,312
Other income, net	409	(25)	375	(2)
Loss (gain) for doubtful accounts		56	7	55
Inputs acquired from third parties	**(38,377)**	**(36,889)**	**(29,404)**	**(26,485)**
Cost of products, goods and services sold	(37,391)	(35,289)	(28,839)	(25,634)
Material, energy, outsourced services and others	(993)	(1,565)	(560)	(824)
Gain of assets	7	(35)	(5)	(27)
Gross value added	**5,371**	**5,945**	**3,540**	**3,880**
Depreciation, amortization and depletion	(2,428)	(2,517)	(1,504)	(1,587)
Net value added produced by the Company	**2,943**	**3,428**	**2,036**	**2,293**
Value added received in transfer	**4,025**	**1,369**	**4,711**	**1,874**
Results from equity investments	7	(27)	1,142	715
Financial income	4,018	1,396	3,569	1,159
Total value added to distribute	**6,968**	**4,797**	**6,747**	**4,167**
Personnel	**1,152**	**1,132**	**621**	**657**
Direct compensation	916	900	466	494
Benefits	192	188	114	118
FGTS (Government Severance Pay Fund)	44	44	41	45
Taxes, fees and contribuitions	**1,959**	**(517)**	**2,169**	**494**
Federal	572	(2,451)	791	(1,429)
State	1,365	1,904	1,365	1,904
Municipal	22	30	13	19
Remuneration on third parties' capital	**3,615**	**9,478**	**3,526**	**8,096**
Interest	3,319	9,275	3,391	7,955
Rentals	296	203	135	141
Remuneration on own capital	**242**	**(5,296)**	**431**	**(5,080)**
Profit (loss) for the period	431	(5,080)	431	(5,080)
Non-controlling interest in subsidiaries	(189)	(216)		
Value added distributed	**6,968**	**4,797**	**6,747**	**4,167**

The notes are an integral part of the interim financial statements.

Summary of Notes

All amounts in millions of Brazilian Real, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

As of June 30, 2025, the statement of financial position reflects a positive working capital (defined as total current assets minus total current liabilities) amounting to R$5,272 (2024: positive amount of R$8,765) in the consolidated and negative working capital amounting to R$2,980 (2024: negative amount of R$7,431) in the parent company. It also reflects negative equity of R$3,258 (2024: negative in R$4,278) in the consolidated and R$3,805 (2024: negative amount of R$4,782) in the parent company.

The Company used cash flow from operating activities amounting to R$2,617 (cash generation of R$2,409 as of June 30, 2024) in the consolidated and R$ 936 (cash generation of R$2,280 as of June 30, 2024) in the parent company as of June 30, 2025. Borrowings and debentures are predominantly due in the long term, with over 90% denominated in US dollars, consistent with the Company's Financial Policy. The Company is comfortable with this US dollar exposure since a significant portion of the operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars.

New investments in capacity and inauguration of the ethane import terminal

In January 2025, the Company announced the execution of seven projects to expand its current production capacity in Bahia, Rio Grande do Sul and Alagoas, distributed among PE, PVC and other chemicals.

In February 2025, the Company approved the start of the project to increase the ethylene production capacity at its petrochemical plant in Rio de Janeiro. The project is part of the Company's transformation strategy by increasing the use of gas in its raw material matrix, seeking greater competitiveness of the Brazilian chemical industry.

In May 2025, the Company inaugurated the ethane import terminal of Terminal Química Puerto México ("TQPM") in Mexico, which will provide Braskem Idesa S.A.P.I ("Braskem Idesa") with the necessary conditions to import all of its raw material requirements.

All amounts in millions of Brazilian Real, except as otherwise stated

2 Basis of preparation and presentation of the quarterly information

The parent company quarterly information ("Quarterly Information") was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the consolidated quarterly information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board.

All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company's Management.

This quarterly information should be read together with the financial statements of the Company for the year ended December 31, 2024, which comprise a complete set of the notes.

This quarterly information is presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest million unless otherwise stated.

The same accounting policies were applied in this quarterly information as those applied in the preparation of the Company's annual financial statements related to the year ended December 31, 2024.

The judgments and assumptions made by management in the use of estimates when preparing this quarterly information did not differ significantly from those described in the Company's financial statements for the year ended December 31, 2024.

The issue of this quarterly information was authorized by the Executive Board on August 6, 2025.

All amounts in millions of Brazilian Real, except as otherwise stated

The consolidated quarterly information includes the Parent Company and the following entities:

		Headquarter	Functional currency (i)	Total and voting interest (%) Jun/25	Dec/24
Direct subsidiaries					
BM Insurance Company Limited ("BM Insurance")		Bermuda	US$	100	100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	ARS	100	100
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	US$	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	MXN	100	100
Braskem Netherlands B.V. ("Braskem Netherlands")		Netherlands	US$	100	100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	CLP	100	100
Oxygea Ventures Ltda. ("Oxygea")		Brazil	R$	100	100
Voqen Energia Ltda. ("Voqen")		Brazil	R$	100	100
Wise Plásticos Ltda. ("Wise")		Brazil	R$	61.1	61.1
Special Purpose Entities					
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	R$	100	100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	R$	100	100
Indirect subsidiaries					
Braskem Green S.A. ("Braskem Green")		Brazil	R$	100	100
Braskem America, Inc. ("Braskem America")		USA	US$	100	100
Braskem Europe GmbH ("Braskem Europe")		Germany	EUR	100	100
Braskem Idesa		Mexico	MXN	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	MXN	75	75
Braskem India Private Limited ("Braskem India")		India	INR	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	US$	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	MXN	100	100
Braskem Netherlands Finance B.V. ("Braskem Netherlands Finance")		Netherlands	US$	100	100
Braskem Netherlands Green B.V. ("Braskem Netherlands Green")		Netherlands	US$	100	100
Braskem Netherlands Inc. B.V. ("Braskem Netherlands Inc.")		Netherlands	US$	100	100
Braskem Siam Company Limited ("Braskem Siam")		Thailand	US$	51	51
Braskem Trading & Shipping B.V. ("BT&S")		Netherlands	US$	100	100
B&TC B.V. ("B&TC") (ii)	(ii)	Netherlands	EUR		60
ER Plastics B.V. ("ER Plastics") (ii)	(ii)	Netherlands	EUR		60
TQPM		Mexico	US$	37.5	37.5

(i) The subsidiaries have the following functional currencies: Brazilian real ("R$"), U.S. dollar ("US$"), Mexican peso ("MXN"), Chilean peso ("CLP"), Argentinean peso ("ARS"), Euro ("EUR") and Indian rupee ("INR").

(ii) In June 2025, Braskem Netherlands divested its entire interest in the entity B&TC and its wholly owned subsidiary, ER Plastics. As a result of this operation, the Company recognized a loss of R$96, which was recorded under other expenses in the statement of profit or loss for the period.

All amounts in millions of Brazilian Real, except as otherwise stated

3 New accounting standards applicable in the current year

The following changes of accounting standards became effective on January 1, 2025:

- Lack of exchangeability (amendments to CPC 02/IAS 21).

Adoption of the amendment did not have any material impact on the disclosures or amounts presented in this quarterly information.

3.1 Review of Technical Pronouncement CPC 09 (R1) - Statement of Value Added (DVA)

In February 2024, the CVM approved resolution 199/2024, which introduced changes in the disclosure of the Statement of Value Added, applicable to fiscal years starting on or after January 1, 2024.

The resolution altered the definition of elements that are components of the revenue generated, without affecting the net value added produced. Based on the change, the Company adjusted, as from December 2024, the allocation of amounts related to the net realizable value of inventories, previously classified as inputs acquired from third parties, which are now classified as other income.

Thus, the DVA for the current year was released based on the new requirements, and the retrospective effects of the period ended June 2024 are restated below:

			Consolidated			Parent Company
	Jun/24	CPC09 (R1)	Jun/24 Restated	Jun/24	CPC09 (R1)	Jun/24 Restated
Revenue	**42,825**	**9**	**42,834**	**30,363**	**2**	**30,365**
Sale of goods, products and services	42,803		42,803	30,312		30,312
Other income, net	(34)	9	(25)	(4)	2	(2)
Loss for doubtful accounts	56		56	55		55
Inputs acquired from third parties	**(36,880)**	**(9)**	**(36,889)**	**(26,483)**	**(2)**	**(26,485)**
Cost of prodcts, goods and services sold	(35,280)	(9)	(35,289)	(25,632)	(2)	(25,634)
Material, energy, outsourced services and others	(1,565)		(1,565)	(824)		(824)
Loss of assets	(35)		(35)	(27)		(27)

All amounts in millions of Brazilian Real, except as otherwise stated

4 Cash and cash equivalents

		Consolidated		Parent company	
		Jun/25	Dec/24	Jun/25	Dec/24
Cash					
Companies in Brazil		879	1,780	877	1,778
Companies outside Brazil	(i)	2,956	4,191		
Cash equivalents:					
Companies in Brazil		3,314	3,797	3,241	3,610
Companies outside Brazil	(i)	2,034	5,218		
Total		**9,183**	**14,986**	**4,118**	**5,388**

(i) On June 30, 2025, it includes R$192 of cash and R$527 of cash equivalents (2024: R$941 of cash and R$779 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company.

Cash equivalents in Brazil are represented by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest-bearing accounts.

5 Financial investments

		Consolidated		Parent company	
		Jun/25	Dec/24	Jun/25	Dec/24
Fair value through profit or loss					
LFT´s and LF´s	(i)	762	1,408	683	1,297
Restricted funds investments	(ii)	328	345	328	345
Other		67	79	1	1
Total		**1,157**	**1,832**	**1,012**	**1,643**
Current assets		1,121	1,786	1,012	1,643
Non-current assets	(iii)	36	46		
Total		**1,157**	**1,832**	**1,012**	**1,643**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions, whose purpose is the immediate negotiation or future sale.

(ii) Includes the following amounts: R$137 (2024: R$115) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 23.1(i)); and R$191 (2024: R$230) of guarantee of debt raised by Braskem Netherlands.

(iii) On the statement of financial position, the balance of non-current assets is presented under Other assets.

In the period ended June 30, 2025, financial investments and cash equivalents (Note 4) in Brazilian Real had average yield of 100.99% of the Interbank Certificate of Deposit ("CDI") rate p.a. (2024: 102.25%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 4,79% p.a. (2024: 5.46% p.a.).

All amounts in millions of Brazilian Real, except as otherwise stated

6 Trade accounts receivable

The Company's average receivables term is generally 32 days, therefore, the carrying value of the trade accounts receivable approximates their fair value.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and substantial risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of June 30, 2025, the amounts of trade accounts receivable transferred and derecognized maturing after June 30, 2025 were R$2.7 billion in the Parent Company and R$4.6 billion in the Consolidated (2024: R$2.9 billion in the Parent Company and R$5 billion in the Consolidated).

Losses recognized at the date of transfer of trade accounts receivable mentioned above were R$58 in the Parent Company and R$79 in the Consolidated (2024: R$55 in the Parent Company and R$73 in the Consolidated), recorded under financial expenses.

	Note	Consolidated		Parent company	
		Jun/25	Dec/24	Jun/25	Dec/24
Domestic market					
Third parties		2,188	1,802	2,113	1,719
Related parties	8	45	103	77	234
		2,233	1,905	2,190	1,953
Foreign market					
Third parties		1,384	1,727	402	562
Related parties	8			1,398	1,337
		1,384	1,727	1,800	1,899
Expected credit losses		(70)	(70)	(53)	(60)
Total		**3,547**	**3,562**	**3,937**	**3,792**

7 Inventories

	Consolidated		Parent company	
	Jun/25	Dec/24	Jun/24	Dec/24
Finished goods	7,902	7,586	5,377	4,910
Semi-finished goods	428	450	428	450
Raw materials, production inputs and packaging	2,935	3,220	2,236	2,546
Maintenance materials	978	925	526	501
Advances to suppliers	194	216	137	63
Imports in transit	1,059	1,291	1,051	1,291
Total	**13,496**	**13,688**	**9,755**	**9,761**

On June 30, 2025, the provision for loss in inventories is R$197 in the Consolidated and R$166 in the Parent Company (2024: R$305 in the Consolidated and R$279 in the Parent Company).

All amounts in millions Reais, except as otherwise stated

8 Related parties

(a) Consolidated

								Consolidated
				Balances at June 30, 2025				Balances at December 31, 2024
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Statement of financial position	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		9	36	45		4	99	103
Inventories (advance to suppliers)		102		102		14		14
Dividends and interest on capital			2	2				
Other	1		1	2	1			1
Non-current								
Other receivables - Related parties		35	32	67		30	33	63
Total assets	**1**	**146**	**71**	**218**	**1**	**48**	**132**	**181**
Liabilities								
Current								
Trade payables	6	1,086	55	1,147	33	1,210	56	1,299
Other	40	212		252	40	267		307
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			989	989			1,050	1,050
Total liabilities	**46**	**1,298**	**1,044**	**2,388**	**73**	**1,477**	**1,106**	**2,656**

				Three month period ended June 30, 2025				Three month period ended June 30, 2024
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions								
Sales of products		51	206	257		41	210	251
Purchases of raw materials, finished goods Services and utilities	(41)	(9,110)	(323)	(9,474)	(30)	(8,489)	(63)	(8,582)
Financial income			4	4			45	45
Financial expenses		(26)	(3)	(29)			(404)	(404)
Private pension			(41)	(41)			(29)	(29)
Other income (expenses)	(1)	27	2	28		9		9

(i) Borealis, Refinaria de Petróleo Riograndense S.A ("RPR"), Ventos de Santa Amélia Energia Renováveis S.A. ("Santa Amélia"), Ventos de Santo Abelardo Energia Renováveis S.A. ("Santo Abelardo"), Ventos de Santo Artur Energia Renováveis S.A. ("Santo Artur"), Ventos de São Guilherme Energia Renováveis S.A. ("São Guilherme"), Ventos de São Galdino Energia Renováveis S.A. ("São Galdino"), Vexty, Bioglycols LLC ("Bioglycols") and Cetrel S.A. ("Cetrel")

All amounts in millions Reais, except as otherwise stated

(b) Parent Company

Balances at June 30, 2025

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
Statement of financial position	Braskem Netherlands	Braskem Netherlands Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Braskem Green	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents					1,447						1,447
Financial investments					820						820
Trade accounts receivable	1,188		13	197		14	18		9	36	1,475
Inventories (advance to suppliers)									102		102
Dividends and interest on capital										2	2
Other receivables - Related parties	12						1	1		1	15
Non-current											
Other receivables									35	33	68
Total assets	**1,200**		**13**	**197**	**2,267**	**14**	**19**	**1**	**146**	**72**	**3,929**
Liabilities											
Current											
Trade payables	12,206		16			131	49	6	1,086	56	13,550
Accounts payable to related parties											
Advance to export		1,665	15								1,680
Other payables	6										6
Other								40	212		252
Non-current											
Borrowings											
Accounts payable to related parties		42,085	453								42,538
Loans		3,650									3,650
Total liabilities	**12,212**	**47,400**	**484**			**131**	**49**	**46**	**1,298**	**56**	**61,676**

Three month period ended June 30, 2025

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
	Braskem Netherlands	Braskem Netherlands Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Braskem Green	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products	2,174		23	96		89	93		51	206	2,732
Purchases of raw materials, finished products services and utilities	(8,810)		(12)			(1,196)	(279)	(41)	(9,110)	(323)	(19,771)
Private pension										(40)	(40)
Other income (expenses)	406		8	27		151	64	(1)	27	2	684
Financial income	(123)	(38)	(4)	(25)	128		(1)			4	(59)
Financial expenses	1,324	3,851	45						(26)	(2)	5,192

(i) Braskem Chile, Braskem Idesa, Braskem Europe, Wise, Voqen, Braskem Green and Oxygea
(ii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, São Guilherme, São Galdino, Vexty, Bioglycols and Cetrel

Balances at December 31, 2024

All amounts in millions Reais, except as otherwise stated

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
Balanço patrimonial	Braskem Netherlands	Braskem Netherlands Inc	Braskem America	Braskem Argentina	Braskem Green	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						1,878					1,878
Financial investments						1,412					1,412
Trade accounts receivable	1,109		12	216	99		32		4	99	1,571
Inventories (advance to suppliers)									14		14
Dividends and interest on capital										1	1
Other receivables - Related parties	79		29		18		2	1			129
Non-current											
Other receivables									30	33	63
Total assets	**1,188**		**41**	**216**	**117**	**3,290**	**34**	**1**	**48**	**133**	**5,068**
Liabilities											
Current											
Trade payables	12,736		11		62		31	32	1,210	56	14,138
Accounts payable to related parties											
Advance to export		6,195	17								6,212
Other payables	65		2								67
Other								40	267		307
Non-current											
Borrowings											
Accounts payable		44,241	514								44,755
Total liabilities	**12,801**	**50,436**	**544**		**62**		**31**	**72**	**1,477**	**56**	**65,479**

Three month period ended June 30, 2024

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
	Braskem Netherlands	Braskem Netherlands Inc	Braskem America	Braskem Argentina	Braskem Green	FIM Júpiter e Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products	2,477		36	168			115		41	210	3,047
Purchases of raw materials, finished products services and utilities	(8,839)		(26)				(335)	(30)	(8,489)	(63)	(17,782)
Private Pension										(28)	(28)
Other income (expenses)	2						99		9		110
Financial income	6					290				2	298
Financial expenses	(1,663)	(7,075)	(74)	26			2			(2)	(8,786)

(i) Braskem Europe, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel and Voqen.
(ii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, Vexty and Bioglycols.

All amounts in millions Reais, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended June 30, 2025, there were no new agreements entered into with related parties.

(d) Compensation of key management personnel

		Consolidated
Statement of profit or loss transactions	**Jun/25**	**Jun/24**
Remuneration		
Wages and recurring benefits	42	25
Short-term variable compensation	17	21
Long term incentive plan		5
Total	**59**	**51**

9 Taxes recoverable

	Consolidated		Parent company	
	Jun/25	**Dec/24**	**Jun/25**	**Dec/24**
Parent Company and subsidiaries in Brazil				
Value-added tax on sales and services (ICMS)	730	680	724	675
ICMS - credits from PP&E	319	337	299	315
ICMS Supervening Events	237	250	237	251
PIS and COFINS	434	135	369	128
PIS and Cofins - credits from PP&E	410	425	404	416
Other	237	216	238	217
Foreign subsidiaries				
Value-added tax ("VAT")	1,046	980		
Other	38	107		
Total	**3,451**	**3,129**	**2,271**	**2,002**
Current assets	1,338	1,372	667	617
Non-current assets	2,113	1,758	1,604	1,385
Total	**3,451**	**3,130**	**2,271**	**2,002**

In June 2025, the Company recognized remaining PIS and Cofins credits amounting to R$293, as a result of final and unappealable court decisions involving Braskem and merged companies, concerning the exclusion of ICMS from the calculation basis of these contributions.

All amounts in thousands Reais, except as otherwise stated

10 Investments

(a) Financial information on investments

		Net profit (loss) for the period		Equity	
		Jun/25	Jun/24	Jun/25	Dec/24
Direct subsidiaries					
BM Insurance		(7)	(7)		6
Braskem Argentina		(8)	(32)	9	19
Braskem Chile		5	3	61	72
Braskem Netherlands		1,047	779	26,345	28,413
Braskem México		(2)	23	361	374
Cetrel			69		
Oxygea	(i)	(19)	(8)	115	134
Voqen		10	(20)	25	15
Wise		3	3	157	154
Indirect subsidiaries					
B&TC	(ii)		1		80
Braskem Europe		(388)	92	4,998	6,039
Braskem America		(384)	108	4,631	5,667
Braskem America Finance		(9)	(8)	(296)	(326)
Braskem Netherlands Finance		4	(26)	61	381
Braskem Netherlands Inc		(20)	(29)	402	478
Braskem Green		69	24	1,040	971
Braskem Idesa		(617)	(1,147)	(388)	(690)
Braskem Idesa Serviços			2	13	14
Braskem Índia					
Braskem México Proyectos		60	27	969	1,034
Braskem Siam				18	9
BT&S		678	688	3,179	4,429
DAC			38		
ER Plastics			(8)		(29)
TQPM	(ii)	(61)	99	1,090	1,129
Jointly-controlled investments					
RPR		(63)	(33)	(30)	37
Bioglycols			(10)	45	
Associates					
Borealis		45	32	332	285
Plaind					708

(i) In January 2025, the Company decided to reassess and discontinue new investments in Oxygea. The decision is aligned with the Company's strategic direction to prioritize its assets and investments, both operational and strategic, aiming to optimize capital allocation and enhance cash generation. The Company is integrating the assets from Oxygea into Braskem S.A., and there are no expectations of significant losses during this process.

(ii) In June 2025, Braskem Netherlands divested its entire stake in the entity B&TC and its wholly owned subsidiary, ER Plastics, as detailed in note 2.

All amounts in thousands Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

	Subsidiaries	Domestic associates and jointly-controlled investments	Total
Investiments			
Balances at December 31, 2024	**28,742**	**422**	**29,164**
Equity of investments	1,132	19	1,151
Equity valuation adjustments	596	(1)	595
Gain in investments		24	24
Currency translation adjustments	(3,311)		(3,311)
Disposal for resources received from capital reserve of subsidiary	(441)		(441)
Dividends and interest on equity	(12)	(1)	(13)
Balances at June 30, 2025	**26,706**	**463**	**27,169**
Provision for loss in subsidiaries (i)			
Balances at December 31, 2024			
Provision for losses	9		9
Currency translation adjustments	1		1
Balances at June 30, 2025	**10**		**10**

(i) Provision for loss in subsidiaries are registered in other long-term liabilities.

(c) Results from equity-accounted investees

		Parent company
	Jun/25	Jun/24
Equity method	1,151	703
Provision for losses	(9)	(1)
Goodwill amortization		13
Total	**1,142**	**715**

All amounts in thousands Reais, except as otherwise stated

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which has non-controlling interest with material effects on the Company's consolidated quarterly information:

	Braskem Idesa Consolidated (i)	
Statements of financial position	**Jun/25**	**Dec/24**
Current assets	2,762	3,630
Non-current assets	19,385	19,605
Total assets	**22,147**	**23,235**
Current liabilities	2,178	2,966
Non-current liabilities	19,312	19,772
Total liabilities	**21,490**	**22,738**
Shareholders' equity	**657**	**497**
Total liabilities and shareholders' equity	**22,147**	**23,235**
Statement of profit or loss	**Jun/25**	**Jun/24**
Net revenue	2,269	2,619
Loss for the period	(723)	(1,314)
Statement of cash flows		
Net cash (used) generated from operating activities	(154)	680
Net cash (used) in investing activities	(589)	(824)
Net cash generated in financing activities	(204)	181
Exchange variation on cash and cash equivalents	(54)	118
(Decrease) increase in cash and cash equivalents	**(1,001)**	**155**

(i) Braskem Idesa with its subsidiaries Braskem Idesa Serviços and TQPM. Excludes the effects of consolidation at Braskem S.A.

All amounts in thousands Reais, except as otherwise stated

11 Property, plant and equipment

Consolidated

	Lands	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Others	Total
Net book value	**603**	**5,209**	**25,204**	**6,550**	**839**	**38,405**
Cost	603	8,991	62,163	6,550	2,739	81,046
Accumulated depreciation		(3,781)	(36,959)		(1,901)	(42,641)
Balance as of December 31, 2023	**603**	**5,209**	**25,204**	**6,550**	**839**	**38,405**
Acquisitions		2	148	1,711	16	1,877
Foreign currency translation adjustment	27	316	1,287	207	18	1,855
Transfers by concluded projects		39	1,763	(1,908)	106	
Disposals		(5)	(41)		(8)	(54)
Write-off due to the disposal of subsidiaries	(14)	(79)	(101)	(40)	(121)	(355)
Depreciation		(103)	(1,712)		(96)	(1,911)
Net book value	**616**	**5,379**	**26,548**	**6,520**	**754**	**39,817**
Cost	616	9,342	65,715	6,520	2,590	84,783
Accumulated depreciation		(3,963)	(39,167)		(1,836)	(44,966)
Balance as of June 30, 2024	**616**	**5,379**	**26,548**	**6,520**	**754**	**39,817**
Net book value	**631**	**5,362**	**26,297**	**7,286**	**841**	**40,417**
Cost	631	9,410	67,287	7,286	2,800	87,414
Accumulated depreciation		(4,048)	(40,990)		(1,959)	(46,997)
Balance as of December 31, 2024	**631**	**5,362**	**26,297**	**7,286**	**841**	**40,417**
Acquisitions		2	125	1,381	1	1,509
Foreign currency translation adjustment	(20)	(174)	(987)	(140)	(28)	(1,349)
Transfers by concluded projects		23	1,205	(1,295)	67	
Disposals and asset provisions			(100)		(10)	(110)
Write-off due to the disposal of subsidiaries		(24)	(49)			(73)
Depreciation		(105)	(1,742)		(101)	(1,948)
Net book value	**611**	**5,084**	**24,749**	**7,232**	**770**	**38,446**
Cost	611	9,139	66,479	7,232	2,724	86,185
Accumulated depreciation		(4,055)	(41,730)		(1,954)	(47,739)
Balance as of June 30, 2025	**611**	**5,084**	**24,749**	**7,232**	**770**	**38,446**

Parent company

	Lands	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Others	Total
Net book value	**344**	**614**	**10,670**	**4,264**	**538**	**16,430**
Cost	344	2,034	38,660	4,264	1,904	47,206
Accumulated depreciation		(1,420)	(27,990)		(1,366)	(30,776)
Balance as of December 31, 2023	**344**	**614**	**10,670**	**4,264**	**538**	**16,430**
Acquisitions			84	855		939
Transfers by concluded projects		27	1,597	(1,685)	61	
Disposals			(42)		(6)	(48)
Depreciation		(22)	(1,109)		(64)	(1,195)
Net book value	**344**	**619**	**11,200**	**3,434**	**529**	**16,126**
Cost	344	2,059	39,237	3,434	1,929	47,003
Accumulated depreciation		(1,440)	(28,037)		(1,400)	(30,877)
Balance as of June 30, 2024	**344**	**619**	**11,200**	**3,434**	**529**	**16,126**
Net book value	**344**	**652**	**10,721**	**3,627**	**538**	**15,882**
Cost	344	2,115	39,601	3,627	1,999	47,686
Accumulated depreciation		(1,463)	(28,880)		(1,461)	(31,804)
Balance as of December 31, 2024	**344**	**652**	**10,721**	**3,627**	**538**	**15,882**
Acquisitions			87	784	1	872
Transfers by concluded projects		23	1,057	(1,111)	31	
Disposals and asset provisions			(93)			(93)
Depreciation		(23)	(1,115)		(69)	(1,207)
Net book value	**344**	**652**	**10,657**	**3,300**	**501**	**15,454**
Cost	344	2,138	40,378	3,300	2,028	48,188
Accumulated depreciation		(1,486)	(29,721)		(1,527)	(32,734)
Balance as of June 30, 2025	**344**	**652**	**10,657**	**3,300**	**501**	**15,454**

Capitalized charges in the six-month period ended June 30, 2025 were R$97 in the Consolidated and R$92 in the Parent Company (June 30, 2024: R$138 in Consolidated and R$125 in the Parent Company).

All amounts in thousands Reais, except as otherwise stated

On June 30, 2025, the acquisitions of property, plant and equipment on instalment payments totaled R$186 in the Consolidated and R$156 in the Parent Company (June 30, 2024: R$12 in the Consolidated and R$7 in the Parent Company).

Based on Management's analysis, no indications were identified that the recoverable amount is lower than the carrying amount of its assets as of June 30, 2025.

12 Intangible assets

					Consolidated
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Net book value	**2,173**	**323**	**468**	**143**	**3,107**
Cost	2,173	581	1,386	439	4,579
Accumulated amortization		(258)	(918)	(296)	(1,472)
Balance as of December 31, 2023	**2,173**	**323**	**468**	**143**	**3,107**
Acquisitions			164		164
Foreign currency translation adjustment	5	18	8	4	35
Disposals			(1)		(1)
Disposals due to sale of investments in subsidiaries			(1)		(1)
Amortization		(6)	(39)	(9)	(54)
Net book value	**2,178**	**335**	**599**	**138**	**3,250**
Cost	2,178	599	1,557	444	4,778
Accumulated amortization		(264)	(958)	(306)	(1,528)
Balance as of June 30, 2024	**2,178**	**335**	**599**	**138**	**3,250**
Net book value	**2,182**	**416**	**660**	**129**	**3,387**
Cost	2,182	697	1,709	448	5,036
Accumulated amortization		(281)	(1,049)	(319)	(1,649)
Balance as of December 31, 2024	**2,182**	**416**	**660**	**129**	**3,387**
Acquisitions			19		19
Foreign currency translation adjustment	(6)	(9)	(13)	(1)	(29)
Disposals due to sale of investments in subsidiaries	(35)	(71)	(3)		(109)
Amortization		(6)	(44)	(10)	(60)
Net book value	**2,141**	**330**	**619**	**118**	**3,208**
Cost	2,141	610	1,691	447	4,889
Accumulated amortization		(280)	(1,072)	(329)	(1,681)
Balance as of June 30, 2025	**2,141**	**330**	**619**	**118**	**3,208**

					Parent company
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Net book value	2,059	58	363	96	2,576
Cost	2,059	251	1,020	391	3,721
Accumulated amortization		(193)	(657)	(295)	(1,145)
Balance as of December 31, 2023	**2,059**	**58**	**363**	**96**	**2,576**
Acquisitions			26		26
Amortization		(2)	(23)	(9)	(34)
Net book value	**2,059**	**56**	**366**	**87**	**2,568**
Cost	2,059	251	1,046	391	3,747
Accumulated amortization		(195)	(680)	(304)	(1,179)
Balance as of June 30, 2024	**2,059**	**56**	**366**	**87**	**2,568**
Net book value	**2,059**	**53**	**377**	**78**	**2,567**
Cost	2,059	251	1,084	391	3,785
Accumulated amortization		(198)	(707)	(313)	(1,218)
Balance as of December 31, 2024	**2,059**	**53**	**377**	**78**	**2,567**
Acquisitions			15		15
Amortization		(2)	(28)	(8)	(38)
Net book value	**2,059**	**51**	**364**	**70**	**2,544**
Cost	2,059	251	1,099	391	3,800
Accumulated amortization		(200)	(735)	(321)	(1,256)
Balance as of June 30, 2025	**2,059**	**51**	**364**	**70**	**2,544**

All amounts in thousands Reais, except as otherwise stated

13 Leases

(a) Right-of-use assets

Consolidated

	Balance as of 12/31/2024	Additions	Depreciation	Disposal	Remensuration (i)	Foreign currency translation adjustment	Balance as of 6/30/2025
Rail cars	864	2	(96)	(3)		(79)	688
Machinery and equipment	1,262	4	(132)		(1)	(3)	1,130
Vessels	809	488	(124)	(4)		(87)	1,082
Buildings and constructions	602	2	(53)			(41)	510
Vehicles	140	4	(33)				111
Computer equipment and goods	42		(3)				39
Total	**3,719**	**500**	**(441)**	**(7)**	**(1)**	**(210)**	**3,560**

Consolidated

	Balance as of 12/31/2023	Additions	Depreciation	Disposal	Remensuration (i)	Foreign currency translation adjustment	Balance as of 6/30/2024
Rail cars	821		(82)	(68)	(7)	92	756
Machinery and equipment	1,592	27	(247)	(1)	8	7	1,386
Vessels	911		(159)		(2)	72	822
Buildings and constructions	306	91	(42)		(15)	18	358
Vehicles	186		(34)		18		170
Computer equipment and goods	4				(3)		1
Total	**3,820**	**118**	**(564)**	**(69)**	**(1)**	**189**	**3,493**

Parent company

	Balance as of 12/31/2024	Additions	Disposal	Depreciation	Remensuration (i)	Balance as of 6/30/2025
Machinery and equipment	1,206			(111)	(1)	1,094
Vessels	364			(67)		297
Buildings and constructions	229			(35)	1	195
Vehicles	134	3		(32)		105
Computer equipment and goods	44			(3)		41
Total	**1,977**	**3**		**(248)**		**1,732**

Parent company

	Balance as of 12/31/2023	Additions	Disposal	Depreciation	Remensuration (i)	Balance as of 6/30/2024
Machinery and equipment	1,472	27	(1)	(200)	8	1,306
Vessels	362			(73)	(5)	284
Buildings and constructions	155	48		(31)	8	180
Vehicles	181			(33)	18	166
Computer equipment and goods	5				(2)	3
Total	**2,175**	**75**	**(1)**	**(337)**	**27**	**1,939**

(i) Remeasurement of balances due to changes in contract payment flows.

All amounts in thousands Reais, except as otherwise stated

(b) Lease liability

		Consolidated		Parent company	
		Jun/25	Jun/24	Jun/25	Jun/24
Balance at the beginning of the period		**4,306**	**3,933**	**2,414**	**2,329**
New contracts	(i)	500	118	3	75
Disposals			(28)		(7)
Remeasurement	(ii)	(1)	(1)		27
Interests and monetary and exchange variations, net		(84)	318	(94)	240
Currancy translation adjustments		(225)	192		
Payments		(431)	(489)	(231)	(322)
Interest paid		(142)	(125)	(82)	(95)
Balance at the end of the period	**(iii)**	**3,923**	**3,918**	**2,010**	**2,247**
Current liability		934	1,012	560	527
Non-current liability		2,989	2,906	1,450	1,720
Total		**3,923**	**3,918**	**2,010**	**2,247**

(i) Refers mainly to the addition of the new vessel, Brilliant Future, which entered service in January 2025.
(ii) Remeasurement of balances due to changes in contract payment flows.
(iii) On June 30, 2025 the lease liability from Braskem Idesa is equal to R$275 (June 30, 2024: R$123).

The net effect of the additions, write-offs and remeasurements that did not impact cash during the period ended June 30, 2025, was R$465 in the Consolidated (R$75 as of June 30, 2024) and R$2 in the Parent Company (R$73 as of June 30, 2024).

(c) Uninitiated lease agreements

The Company has committed to lease agreements not yet effective as of June 30, 2024. The present value of the commitments corresponds to R$1,438. Those commitments are agreements related to the construction of five ships to transport raw materials and finished products, which are expected to be delivered between the third quarter of 2025 and the second quarter of 2027. The cash flows related to the uninitiated agreements are shown below:

	Consolidated	
	Discounted	Not discounted
	Jun/25	Jun/25
2025	31	32
2026	77	83
2027	150	173
2028	164	201
2029	149	194
2030+	867	1,605
Total	**1,438**	**2,288**

In July 2025, the second ship, named *Brave Future* and designed for transporting ethane, was delivered.

All amounts in thousands Reais, except as otherwise stated

14 Trade payables

	Note	Consolidated		Parent company	
		Jun/25	Dec/24	Jun/25	Dec/24
Domestic market					
Third parties		1,875	1,645	1,710	1,945
Third parties (forfait)	(i)	401	688	401	581
Total Third parties		2,276	2,333	2,111	2,526
Related parties		305	226	486	256
Related parties (forfait)	(i)	842	1,073	842	1,073
Total Related parties	8	1,147	1,299	1,328	1,329
Foreign market	(ii)				
Third parties		12,240	13,331	225	312
Related parties	8			12,222	12,747
		15,663	**16,963**	**15,886**	**16,914**
Current liabilities		15,663	16,883	15,886	16,834
Non-current liabilities	(iii)		80		80
Total		**15,663**	**16,963**	**15,886**	**16,914**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon acceptance of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same original conditions of the amount and the payment term maintained. The balances classified as forfaiting represent amounts prepaid to the Company's suppliers. The maturity of trade payables included in the forfaiting program is equivalent to the maturity of trade payables of Braskem's other suppliers in Brazil, with a maturity period ranging between 30 and 180 days.

(ii) Includes R$9.5 billion (2024: R$9.2 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) In the statement of financial position, the balance of non-current liabilities is presented under Other liabilities.

All amounts in thousands Reais, except as otherwise stated

15 Borrowings and debentures

(a) Borrowings

		Annual stated interest rate (%)	Maturity	Consolidated Jun/25	Dec/24
Foreign currency					
Bonds		Note 15 (c)		38,711	43,921
Loans indexed to SOFR	(i)	1.65	jul/2025 to feb/2031	3,755	5,261
Other		5.52	jul/2025 to sep/2025	330	384
Transactions costs				(433)	(514)
				42,363	**49,052**
Local currency					
Debentures		Note 15 (d)		3,113	3,075
Loans indexed to IPCA		6.04	jul/2025 to jan/2031	267	291
Loans indexed to CDI		3.41	jul/2025 to jul/2027	840	827
Other		6.50	jul/2025 to may/2026	5	8
Transactions costs				(19)	(21)
				4,206	**4,180**
Foreign currency and local currency					
Current liabilities				2,535	2,278
Non-current liabilities				44,034	50,954
Total				**46,569**	**53,232**

(i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$1,858 from credit facility contracted by the subsidiaries Braskem Netherlands Finance and Braskem Netherlands, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$461 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$61 from credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

In April 2025, the Company made advanced payment on two prepayment in the amount R$606.

(b) Payment schedule

The maturity profile of the long-term borrowings is as follows:

	Consolidated Jun/25	Dec/24
2026	823	2,082
2027	1,607	2,098
2028	7,517	8,495
2029	2,181	2,139
2030	8,455	9,565
2031	4,858	5,490
2032	99	100
2033	5,448	6,184
2034	4,631	5,256
2036 and thereafter	8,415	9,545
Total	**44,034**	**50,954**

All amounts in thousands Reais, except as otherwise stated

(c) Bonds

Issuance date		Maturity	Interest (% per year)	Consolidated Jun/25	Dec/24
Jul-2011 and jul-2012		Jul-2041	7.125	3,185	3,614
Oct-2017		Jan-2028	4.500	6,536	7,417
Nov-2019		Jan-2030	4.500	8,300	9,418
Nov-2019		Jan-2050	5.875	4,193	4,758
Jul-2020	(i)	Jan-2081	8.500	1,348	1,526
Feb-2023		Feb-2033	7.250	5,609	6,364
Sep-2023		Jan-2031	8.500	4,823	5,472
Oct-2024		Oct-2034	8.000	4,717	5,352
Total				**38,711**	**43,921**

(i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates, with the first redefinition in January 2026 and the other redefinitions every 5 years subsequently.

Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem's current or future senior debts.

(d) Debentures

Issuance date		Issuer	Series	Maturity	Annual financial charges (%)	Consolidated Jun/25	Dec/24
jan-2022	(i)	Braskem	1ª	dec-2028	IPCA + 5.54	698	676
jan-2022	(i)	Braskem	2ª	dec-2031	IPCA + 5.57	167	162
may-2022	(ii)	Braskem	1ª	may-2029	CDI + 1.75	772	768
may-2022	(ii)	Braskem	2ª	may-2032	CDI + 2.00	250	248
nov-2022	(ii)	Braskem	1ª	nov-2029	CDI + 1.70	1,128	1,123
nov-2022	(ii)	Braskem	2ª	nov-2032	CDI + 1.95	98	98
						3,113	**3,075**

(i) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(ii) Unsecured debentures.

All amounts in thousands Reais, except as otherwise stated

16 Braskem Idesa borrowings

				Consolidated	
Identification		**Maturity**	**Currency and annual stated interest rate (%)**	**Jun/25**	**Dec/24**
Bonds					
Bond I	(i)	nov-2029	Us dollar exchange variation + 7.45	4,972	5,497
Bond II	(ii)	feb-2032	Us dollar exchange variation + 6.99	6,734	7,446
				11,706	**12,943**
Others					
	-	Oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25		647
	(iii)	Apr-2029	Us dollar exchange variation + quarterly Term SOFR + 8.25	531	
	(iv)	Oct-2028	Us dollar exchange variation + quarterly Term SOFR + 3.25	1,999	1,936
				2,530	**2,583**
Transactions costs				(347)	(392)
Total				**13,889**	**15,134**
Current liabilities				263	857
Non-current liabilities				13,626	14,277
Total				**13,889**	**15,134**

(i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(iii) Financing taken by TQPM for the construction of the ethane import terminal in Mexico, in which Braskem committed to provide capital support to cover 50% of the obligations of contingent capital contribution within the financing of the TQPM, with the other 50% provided by the other shareholder.

(iv) On April 23, 2025, Braskem Idesa entered into a new agreement in the amount of R$545 (US$95), maturing in April 2029, with quarterly interest payments. This new financing was used for the early settlement of the existing financing, which originally matured in October 2026.

The amount of the borrowings with maturities in the long term are as follows:

		Consolidated
	Jun/25	**Dec/24**
2026	21	37
2027	14	11
2028	1,665	1,610
2029	5,392	5,392
2032	6,534	7,227
Total	**13,626**	**14,277**

All amounts in thousands Reais, except as otherwise stated

17 Reconciliation of financial activities in the statement of cash flow

Consolidated

	Borrowings and debentures	Braskem Idesa financing	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2024	**53,232**	**15,134**	**1,050**	**4,306**	**2**
Issued	67	790			
Payments	(1,002)	(632)		(431)	
Cash generated (used) in financing activities	**(935)**	**158**		**(431)**	
Other changes					
Interest paid	(1,701)	(459)		(142)	
Interest and monetary and exchange variations, net	1,152	(347)	(12)	(84)	
VAT on loan			(26)		
New contracts				500	
Remensuration				(1)	
Currency translation adjustments	(5,161)	(597)	(23)	(225)	
Write-off due to sale of investment in subsidiary	(64)				
Prescribed dividends					(2)
Assumption of debt of subsidiary net of write-off due to sale	46				
	(5,728)	**(1,403)**	**(61)**	**48**	**(2)**
Balances at June 30, 2025	**46,569**	**13,889**	**989**	**3,923**	
Current	2,535	263		934	
Non current	44,034	13,626	989	2,989	
Total	**46,569**	**13,889**	**989**	**3,923**	

Parent company

	Borrowings and debentures	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2024	**9,203**	**51,034**	**2,414**	**2**
Issued		4,175		
Payments	(659)	(3,477)	(231)	
Cash used in financing activities	**(659)**	**698**	**(231)**	
Other changes				
Interest paid	(412)		(82)	
Interest and monetary and exchange variations, net	(81)	(3,931)	(94)	
VJ Mutuals adjustments		73		
New contracts			3	
Prescribed dividends				(2)
	(493)	**(3,858)**	**(173)**	**(2)**
Balances at June 30, 2025	**8,051**	**47,874**	**2,010**	
Current	967	1,686	560	
Non current	7,084	46,188	1,450	
Total	**8,051**	**47,874**	**2,010**	

18 Financial instruments and risk management

18.1 Financial risk management

Overview

The Company approved, together with its Board of Directors, the financial policy that establishes concepts, criteria and power limits for decisions involving:

• Cash flow and liquidity risk management;

• Counterparty risk management; and

• Foreign exchange, index and interest rate, and commodity risk management.

The main objectives of the Company's financial policy are to ensure:

- Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets;

- The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives;

- The continuous preservation of the Company's financial health;

- The protection of the Company's results and assets against the non-performance of financial obligations assumed by counterparties;

- The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between active and passive exposures;

In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character.

All amounts in thousands Reais, except as otherwise stated

18.2 Classification of financial instruments

Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred.

Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management.

	Note	Consolidated	
		Jun/25	Dec/24
Assets			
Amortized cost			
Cash and cash equivalents	4	3,835	5,971
Trade accounts receivable	6	3,501	3,516
Other assets		608	474
Fair value through profit or loss			
Derivatives	18.4	31	34
Cash equivalents	4	5,348	9,015
Financial investments	5	1,157	1,832
Energy future agreements	18.4	381	89
Fair value through other comprehensive income			
Trade accounts receivable	6	46	46
Fair value of hedge accounting instruments			
Derivatives	18.4	65	49
Liabilities			
Amortized cost			
Trade payables	14	15,663	16,963
Borrowings and debentures	15	47,021	53,767
Braskem Idesa borrowings	16	14,236	15,526
Loan from non-controlling shareholders of Braskem Idesa	8 (a)	989	1,050
Leniency agreement	21 (a)	633	636
Other liabilities		1,599	1,673
Fair value through profit or loss			
Derivatives	18.4	26	49
Energy future agreements	18.4	384	108
Fair value of hedge accounting instruments			
Derivatives	18.4	46	156

All amounts in thousands Reais, except as otherwise stated

Except for loans, financing and debentures whose fair values were disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value.

18.3 Fair value hierarchy

The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market.

The fair value of the financial instruments measured at the end of the year is shown below:

	Consolidated			
	Level 1	Level 2	Total	Carrying amount
Assets				
Cash equivalents		5,348	5,348	5,348
Financial investments		1,157	1,157	1,157
Trade accounts receivable		46	46	46
Derivatives		96	96	96
Energy future agreements		381	381	381
Liabilities				
Derivatives		72	72	72
Energy future agreements		384	384	384
Financing				
Foreign currency - Bonds	30,688		30,688	38,711
Foreign currency - Others		2,757	2,757	4,085
Local currency		1,056	1,056	1,112
Debentures		2,249	2,249	3,113
Braskem Idesa financing				
Bond	8,455		8,455	11,706
Others		1,404	1,404	2,530

Counterparty risk - Financial institutions

In defining counterparties for active financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty.

The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below:

All amounts in thousands Reais, except as otherwise stated

Rating agency	Local minimum rating	Global minimum rating
Fitch Ratings	A+	BBB-
Standard & Poor's	A+	BBB-

Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties.

The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below:

				Jun/25			Dec/24
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk classification							
AAA		3,105	2,804	5,909	4,656	7,482	12,138
AA+		665		665	153		153
AA		106		106	190		190
AA-		52		52	125		125
A+		7	2,790	2,797		2,849	2,849
A		194	247	441	232	678	910
A-			56	56	7	233	240
BBB			28	28		1	1
		4,129	5,925	10,054	5,363	11,243	16,606
Financial assets without risk classification							
Other financial assets with no risk assessment	(i)	286		286	212		212
		286		286	212		212
Total		**4,415**	**5,925**	**10,340**	**5,575**	**11,243**	**16,818**

(i) Investments approved by the Management, in accordance with the Financial Policy.

Counterparty risk - Trade accounts receivable

As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings, representing the Company’s total exposure, was as follows:

All amounts in thousands Reais, except as otherwise stated

		(%)
	Jun/25	**Dec/24**
Minimal risk	64.53	70.27
Low risk	22.39	16,60
Medium risk	9.05	8.49
High risk	3.90	4.51
Very high risk (i)	0.13	0.14

(i) Clients in this group that are still actively purchasing from the Company and paying in advance.

For the export market, approximately 84% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 23% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

18.4 Market risk

The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows.

To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process.

All amounts in thousands Reais, except as otherwise stated

As of June 30, 2025, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection:

Instrument	Market risk	Exposure	Protection	Notional	Dec/24	Change in fair value	Financial settlement	Jun/25
Non-hedge accounting transactions								
Future contract	Commodities price	Gasoline	Naphtha		(9)	(16)	18	(7)
Swap - Terminal Química	Interest rate	SOFR variable	SOFR fixed	(1)	4	(5)	2	1
Energy future agreements	Energy price	Energy	-	(1)	19	(16)		3
					14	**(38)**	**20**	**(3)**
Hedge accounting transactions								
Swap - Terminal Química	Interest rate	SOFR variable	SOFR fixed	(46)	20	27		47
Put and call options	Foreign exchange	R$	US$	4,537	132	(159)	(1)	(28)
Swap CRA	US$ and fixed rate	R$	US$ and fixed rate	742	(49)	3	9	(37)
Swap CDI dollar	US$ and fixed rate	R$	US$ and fixed rate		24	(10)	(14)	
					127	**(139)**	**(6)**	**(18)**
Asset								
Current asset					73			243
Non-current asset					99			234
Total					**172**			**477**
Liabilities								
Current liabilities					212			205
Non-current liabilities					101			251
Total					**313**			**456**
Balance - assets - liabilities					**141**			**(21)**

All amounts in thousands Reais, except as otherwise stated

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

Selection of risks

On June 30, 2025, the main risks that can affect the value of Company's financial instruments are:

- IPCA inflation rate;
- Selic and CDI interest rates;
- SOFR interest rate;
- US$/R$ exchange rate;
- MXN/R$ exchange rate; and
- Euro/R$ exchange rate.

For the purpose of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(a) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as at June 30, 2025.

According to the Market Readout, US$1 will remain at approximately R$5.70, while the Selic rate should reach 15.00% p.a. at the end of the year 2025. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate. According to the forward market curves, the Euro is expected to stay around R$7.47, and the Mexican Peso is expected to remain near R$0.32.

Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in June 2025, in comparison with the current level of the Federal Funds rate on June 30, 2025.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

All amounts in thousands Reais, except as otherwise stated

Instrument / Sensitivity	Exposure value as of Jun/25	Probable (US$ x R$ 5.70)	Reasonably possible (US$ x R$ 6.12)	Gain (losses) Possible (US$ x R$ 7.45)
Brazilian real / U.S dollar exchange rate				
Cash, cash equivalents and financial investments	5,784	257	705	2,115
Borrowings	56,986	(2,536)	(6,946)	(24,301)
Trade payables	12,099	(539)	(1,475)	(4,424)
Derivatives	711	(10)	(503)	(752)
Loan from non-controlling shareholders of Braskem Idesa	989	(44)	(121)	(362)
Trade accounts receivables	1,266	56	154	540
		(EUR x R$ 7.47)	**(EUR x R$ 7.17)**	**(EUR x R$ 8.67)**
Brazilian real / euro exchange rate				
Cash, cash equivalents and financial investments	172	28	20	60
Trade accounts receivables	13	2	1	4
Trade payables	25	4	3	9
		(MXN x R$ 0.32)	**(MXN x R$ 0.30)**	**(MXN x R$ 0.36)**
Brazilian real / Mexican peso exchange rate				
Cash, cash equivalents and financial investments	88	16	10	30
Trade payables	116	21	13	40
		15.00%	**18.63%**	**25.90%**
CDI interest rate				
Cash, cash equivalents and financial investments	4,190		128	397
Borrowings indexed to CDI	3,088		(421)	(1,702)
Leniency agreement	633		(42)	(131)
		5.20%	**7.64%**	**12.21%**
IPCA interest rate				
Borrowings indexed to IPCA	1,132	9	(146)	(478)
Derivatives	776	107	56	179
		3.80%	**8.69%**	**17.49%**
SOFR interest rate				
Borrowings indexed to SOFR	6,285	71	(634)	(1,901)

18.6 Cash flow hedge

The Company designates certain derivative financial instruments and financial liabilities of debts in US dollars as hedging instruments to protect against cash flow variability. Cash flow hedges are intended to protect against exposure to cash flow variability that is attributable to foreign exchange risk associated with highly probable future sales.

All amounts in thousands Reais, except as otherwise stated

Derivatives designated for hedge accounting – Braskem S.A.

(i) US$ call and put options

On June 30, 2025, the Company holds a total notional amount of put options of US$0.90 billion (R$4.54 billion), with an average strike price of 5.05 R$/US$ and notional amount of call options of US$0.62 billion (R$4.54 billion), with an average strike price of 7.32 R$/US$. The operations have a maximum term of 18 months.

As the object of hedge, future sales in Brazilian real pegged to U.S. dollar were designated, with the months of recognition always coinciding with those of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

(ii) US$ CDI Swap Agreements

In 2018, the Company contracted foreign exchange derivatives operations ("swaps") totaling R$1.27 billion, with annual maturities from January 2019 to January 2025, replacing the CDI-linked maturity variations with those linked to the US dollar. These operations were designated to cash flow hedge, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in R$/US$ price. The operation with this swap was settled in 2025.

(iii) US$ Swap Agreements - CRA

In 2022, the Company entered into swap agreements with semiannual maturities over the next 10 years, starting in March 2022, replacing the variation of the IPCA with the variation of the US dollar. These operations were designated for cash flow hedge accounting, in which hedge instruments are foreign exchange derivatives and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the mark-to-market adjustment in the effective hedge portion is recorded in equity in OCI and is recognized in financial results upon the realization of each of the hedge objects.

(iii) Swap SOFR TQPM

To mitigate the risk associated with the terminal project, TQPM entered into an interest rate swap to reduce the volatility of highly probable future cash flows indexed to SOFR, related to financial liabilities under negotiation since November 2023. The notional amount of the hedge corresponds to 75% of the expected principal of the debt on each interest payment date, under a cash flow hedge structure that covers only the interest payments linked to the variable SOFR component.

The main sources of ineffectiveness in these hedge relationships are:

- the impact of the counterparty's and the Company's own credit risk on the fair value of the swaps, which is not reflected in the changes in the fair value of the hedged cash flows; and
- mismatches in repricing dates between the swaps and the underlying borrowings.

The active leg of the swap is tied to the 3-month SOFR rate, while the passive leg is fixed at 4.308% per annum.

All amounts in thousands Reais, except as otherwise stated

(iv) Future exports in US$ - Braskem S.A.

Below is the breakdown of the instruments designated for hedge accounting at Braskem S.A., with the details of each operation and the balance for the year:

					Hedge instruments – US$			
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in R$	Balance at Dec/24	Designated hedge instrument	Exchange variations	Balance at Jun/25
2017	Financial liabilities in US$	1,250	2028	3.169	1,250			1,250
2019	Financial liabilities in US$	2,200	2025 / 2030 / 2031 / 2032	3.922	1,800			1,800
2020	Financial liabilities in US$	600	2032	4.021	400			400
2021	Financial liabilities in US$	400	2025	5.583	400			400
2022	Financial liabilities in US$	500	2029	5.179	500			500
2023	Financial liabilities in US$	400	2033	5.008	400			400
2024	Financial liabilities in US$	400	2033	5.778	400			400
2025	Financial liabilities in US$	850	2034/2035	5.661		850		850
				Total	**5,150**	**850**		**6,000**

					Hedge instruments – R$			
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in R$	Balance at Dec/24	Designated hedge instrument	Exchange variations	Balance at Jun/25
2017	Financial liabilities in US$	6,821	2028	3.169	7,740		(919)	6,821
2019	Financial liabilities in US$	12,006	2025 / 2030 / 2031 / 2032	3.922	11,146		(1,323)	9,823
2020	Financial liabilities in US$	3,274	2032	4.021	2,477		(294)	2,183
2021	Financial liabilities in US$	2,183	2025	5.583	2,477		(294)	2,183
2022	Financial liabilities in US$	2,729	2029	5.179	3,096		(368)	2,728
2023	Financial liabilities in US$	2,183	2033	5.008	2,477		(294)	2,183
2024	Financial liabilities in US$	2,183	2033	5.778	2,477		(294)	2,183
2025	Financial liabilities in US$	4,639	2034/2035	5.661		4,812	(173)	4,639
				Total	**31,890**	**4,812**	**(3,959)**	**32,743**

All amounts in thousands Reais, except as otherwise stated

The balances included in the hedge reserves and their changes during the year are presented below:

Designation year	Balance at Dec/24	Other comprehensive income in the year		Balance at Jun/25
		Exchange variation in the year	Hedge reserve carried out	
2017	(3,779)	919		(2,860)
2019	(4,758)	1,329	773	(2,656)
2020	(1,108)	294		(814)
2021	(244)	294		50
2022	(507)	368		(139)
2023	(474)	294		(180)
2024	(166)	294		128
2025		173		173
Total	**(11,036)**	**3,965**	**773**	**(6,298)**
Income taxes	3,752	(1,349)	(263)	2,140
Hedge reserve net of income tax	**(7,284)**	**2,616**	**510**	**(4,158)**
Hedge reserve for designated instruments	(6,616)			(4,000)
Hedge reserve for discontinued instruments	(668)			(158)

The realizations of the hedge reserve are recognized in the financial result for the fiscal year.

(v) Future exports in US$ - Braskem Idesa

Below is the breakdown of the instruments designated for hedge accounting at Braskem Idesa, with the details of each operation and the balance for the year:

Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in MXN	Hedge instrument – US$					
					Balance at Dec/24	Novos instrumentos de hedge designados	Hedge instruments carried out	Instrumentos de hedge descontinuados	Variação cambial	Balance at Jun/25
2019	Financial liabilities in US$	900	2026 a 2029	19.611	900					
2021	Financial liabilities in US$	1,350	2023 a 2031	20.359	1,327		(39)			1,288
2025	Financial liabilities in US$	1,857	2029	19.548		95		(88)		7
				Total	**2,227**	**95**	**(39)**	**(88)**		**1,295**

Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in MXN	Hedge instrument – R$					
					Balance at Dec/24	Novos instrumentos de hedge designados	Hedge instruments carried out	Instrumentos de hedge descontinuados	Variação cambial	Balance at Jun/25
2015	Financial liabilities in US$	5,573	2026 a 2029	19.61	5,573				(662)	4,911
2019	Financial liabilities in US$	8,360	2023 a 2031	20.36	8,217		(136)		(1,054)	7,027
2025	Financial liabilities in US$	1,857	2029	19.55		518		(478)		40
				Total	**13,790**	**518**	**(136)**	**(478)**	**(1,716)**	**11,978**

All amounts in thousands Reais, except as otherwise stated

The balances included in the hedge reserves and their changes during the year are presented below:

Designation year	Balance at Dec/24	Other comprehensive income in the year: Exchange variation in the year	Other comprehensive income in the year: Hedge reserve carried out	Balance at Jun/25
2019, 2021, 2025	(492)	867	330	705
Income tax	147	(260)	(99)	(212)
Hedge reserve net of income tax	**(345)**	**607**	**231**	**493**

The realizations of the hedge reserve are recognized in the financial result for the period.

19 Taxes payable

	Consolidated		Parent company	
	Jun/25	**Dec/24**	**Jun/25**	**Dec/24**
Parent company and Brazilian subsidiaries				
IPI	75	78	74	78
ICMS	355	494	351	490
PIS and Cofins		24		24
Other	30	3	30	3
Foreign subsidiaries				
Value-added tax	102	122		
Tax on financial income	153	168		
Total	**714**	**889**	**454**	**595**
Current liabilities	503	625	396	501
Non-current liabilities	211	264	58	94
Total	**714**	**889**	**454**	**595**

All amounts in thousands Reais, except as otherwise stated

20 Income tax

(a) Amounts recognized in profit and loss

		Consolidated		Parent company	
	Note	Jun/25	Jun/24	Jun/25	Jun/24
Profit (loss) before IR and CSL		**286**	**(8,091)**	**706**	**(7,272)**
IR and CSL at the rate of 34%		(97)	2,751	(240)	2,472
Permanent adjustments to the IR and CSL calculation basis					
IR and CSL on equity in results of investees		2	9	401	243
Thin capitalization		(675)	(520)	(675)	(520)
Effect of the refund of Braskem America´s tax benefit					
Deferred tax assets accrued in previous years	(i)	230		230	
Difference of rate applicable to each country		645	636		
Fine in leniency agreement					
International Tax Reform - Pillar Two	20(e)	(221)	(135)		
Other permanent adjustments		72	54	9	(3)
Effect of IR and CSL on results of operations		**(44)**	**2,795**	**(275)**	**2,192**
Current IR and CSL expense		13	(70)	(4)	(2)
Current IR - Pillar Two		(221)			
Deferred IR and CSL expense		164	3,000	(271)	2,194
Total		**(44)**	**2,930**	**(275)**	**2,192**
Effective rate		**15.4%**	**34.5%**	**39.0%**	**30.1%**

(i) Amount refers to the recognition of tax credits for the years 2022 and 2023 by Braskem S.A., resulting from the change in taxation on dividends received from a subsidiary in the Netherlands in the period from 2021 to 2023

All amounts in thousands Reais, except as otherwise stated

(b) Deferred income tax and social contribution

	Consolidated		Parent company	
Asset	**Jun/25**	**Dec/24**	**Jun/25**	**Dec/24**
Tax losses (IR) and negative base (CSL)	8,691	7,419	5,352	4,077
Exchange variations	3,575	6,618	3,575	6,618
Temporary adjustments	4,277	4,890	3,252	3,607
Lease	2,079	1,720	1,229	1,107
Tax credits	1,030	804	1,030	804
Other	103	125	103	102
	19,755	**21,576**	**14,541**	**16,315**
Liability				
Amortization of goodwill	716	716	716	716
Tax depreciation	4,536	4,681	1,431	1,366
PIS/COFINS credit - exclusion of ICMS from the calculation basis	190	190	190	189
Temporary adjustments	98	1,038		
Right of use of assets	1,970	1,546	1,096	958
Present value adjustment and amortized cost	1,555	652	646	649
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	149	162	149	163
Other	5	16	5	6
	9,219	**9,001**	**4,233**	**4,047**

(c) Offset for the purpose of presentation in the consolidated statement of financial position

	Jun/25			Dec/24		
	Deferred tax assets	**Deferred tax liabilities**	**Balance**	**Deferred tax assets**	**Deferred tax liabilities**	**Balance**
Braskem	14,541	(4,233)	10,308	16,315	(4,047)	12,268
Braskem America	510	(1,530)	(1,020)	494	(1,767)	(1,273)
Braskem Europe	26	(15)	11	24	(17)	7
Braskem Green		(35)	(35)		(24)	(24)
Braskem Netherlands	521	(437)	84	355	(195)	160
Braskem Siam	9	(8)	1			
Braskem Idesa	3,457	(2,343)	1,114	3,612	(2,284)	1,328
Braskem Mexico Serviços	23		23	14		14
Braskem Mexico Sofom	618	(613)	5	657	(654)	3
B&TC					(10)	(10)
ER Plastic				5		5
Terminal Quimica	10		10	56		56
Voqen	11		11	16		16
Wise	29	(5)	24	28	(3)	25
	19,755	**(9,219)**	**10,536**	**21,576**	**(9,001)**	**12,575**
Deferred tax assets			11,591			13,882
Deferred tax liabilities			(1,055)			(1,307)
Balance			**10,536**			**12,575**

All amounts in thousands Reais, except as otherwise stated

(d) Realization of deferred tax assets

In the period ended as of June 30, 2025, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount.

(e) International Tax Reform – Pillar two

The Company is within the scope of the International Tax Reform – Pillar two model rules and operates in Netherlands and Germany, which have already effective new legislation, from January 1, 2024, however, the Company only recorded additional income taxes in the Netherlands, where its effective rate is less than 15%.

No other jurisdiction in which the Company has operations has enacted the new legislation and, furthermore, the effective rate in these regions is greater than 15%. Therefore, the Company does not expect any additional impact on its financial statements.

The Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate and assessed the new disclosures required about Pillar Two exposures.

21 Sundry provisions

	Consolidated		Parent company	
	Jun/25	Dec/24	Jun/25	Dec/24
Leniency agreement (a)	633	636	633	636
Provision for environmental damages	968	1,042	968	1,042
Provision for customers rebates	163	201	108	108
Other	87	92	87	92
Total	**1,851**	**1,971**	**1,796**	**1,878**
Current liabilities	636	619	581	526
Non-current liabilities	1,215	1,352	1,215	1,352
Total	**1,851**	**1,971**	**1,796**	**1,878**

(a) Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$957 (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (“CGU”) and the Office of the Attorney General (“AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution

All amounts in thousands Reais, except as otherwise stated

Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement, and no additional payments by the Company are expected.

Since 2016, The Company has already paid R$3,442 distributed as shown below:

Agreements signed with:	AGU CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	1,250	297	407	1,282	206	3,442

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company's integrity program, and also presented the closing of the monitorship.

In February 2024, a decision was rendered by the Federal Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right ("ADPF") No. 1051, determining the renegotiation of leniency agreements. In December 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below:

- (i) 2025: R$ 35
- (ii) 2026: R$ 35
- (iii) 2027: R$ 55
- (iv) 2028 to 2030: installments of R$ 158 each.

In January 2025, the amount scheduled for the current year was settled, with payment of the inflation-adjusted amount at R$37.

The CGU/AGU Amendment is pending approval by the Federal Supreme Court (STF), in the ADPF records.

As a result of the amendment, the Company recognized a reversal of R$112 in the provision amount of the leniency agreement.

As of June 30, 2025, the balance payable adjusted by the SELIC rate is R$633 (2024: R$636), of which R$87 is recorded under current liabilities (2024: R$ 85) and R$546 is recorded under non-current liabilities (2024: R$551).

Valores expressos em milhares de Reais, exceto quando indicado de outra forma

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss

	Consolidated		Parent company	
	Jun/25	**Dec/24**	**Jun/25**	**Dec/24**
Labor claims	180	190	179	190
Tax claims				
IR and CSL	35	34	35	34
PIS and COFINS	253	248	254	248
ICMS	17	20	17	20
Other tax claims	90	84	90	84
	395	**386**	**396**	**386**
Corporate claims	125	118	125	118
Civil claims and other	172	151	172	151
	872	**845**	**872**	**845**

22.2 Contingent liabilities

		Consolidated	
	Note	**Jun/25**	**Dec/24**
Tax claims	(a)	27,526	26,469
Civil claims - Alagoas	23.1	9,581	9,241
Civil claims - Other		796	795
Social security claims		797	770
Environmental claims		842	790
Labor claims		730	683
Other lawsuits		450	423
Total		**40,722**	**39,171**

(a) IR/CSL: Charges due to the disapproval of offsets made with credits from a negative balance. The claims are in the administrative and judicial phases, and performance bonds have been submitted to fully cover the litigated amount. In April 2025, two new tax-deficiency notices were received, resulting in an increase in this contingency. On June 30, 2025, the contingency amount is R$702 (2024: R$568).

All amounts in thousands Reais, except as otherwise stated

23 Geological event - Alagoas

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements in progress:

i) Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation ("ACP Socio-Environmental Reparation") and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$300 for compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

iii) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area ("Flexal Agreement"), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and

iv) Global Agreement with the Municipality of Maceió ("Global Agreement") ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

All amounts in thousands Reais, except as otherwise stated

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

		Parent company
		Consolidated
	Jun/25	Dec/24
Balance at the beginning of the year	**5,570**	**5,240**
Provisions (reversal) (*)	(139)	2,237
Payments and reclassifications (**)	(872)	(2,052)
Realization of present value adjustment	111	145
Total	**4,670**	**5,570**
Current liability	1,760	2,436
Non-current liability	2,910	3,134
Total	**4,670**	**5,570**

(*) i) The reversal of the provision during the period ended June 30, 2025 primarily refers to the update of the present value adjustment due to the remeasurement of the disbursement estimate during the periods. In the fiscal year 2024, it is mainly explained by the update of cost estimative relating to the adjustments to the plan for closing the mining wells, implementation and advancement in the maturity of projects, initiatives and programs present in the actions fronts in Alagoas; and ii) inflation adjustment of R$15 (2024: R$114) reported under Financial expenses;

(**) Of this amount, R$684 (2024: R$1,819) refers to payments made and R$188 (2024: R$233) was reclassified to Other liabilities, which totals a balance of R$439 (2024: R$478) referring to accounts payable for the Geological event – Alagoas.

The amounts included in the provision are segregated into the following action fronts:

a. **Support for relocating and compensating**: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4 updated in December 2020), including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$755 (2024: R$997) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

b. **Actions for closing and monitoring the salt cavities, environmental actions and other technical matters**: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas.

The closure plan of 35 mining areas currently considers the following:

i) 18 cavities are scheduled for priority filling with solid material. To date, 6 cavities have been filled, 2 cavities have reached the technical filling limit, 5 cavities are in the filling process, and the remaining 5 cavities are in the preparation and planning activities;

All amounts in thousands Reais, except as otherwise stated

ii) 6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures. Technical studies on the natural filling of cavity 18, which collapsed on December 10, 2023, were approved by the ANM in May 2025;

iii) 11 cavities remain within the salt layer and pressurized. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned balance amount of R$2,183 (2024: R$2,607) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities.

As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, was completed. The report was submitted to the authorities, and their opinion is awaited concerning the recommended additional actions, which are related to evaluations and monitoring that complement the ongoing environmental plan.

c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 2 are in progress and 2 are in the planning stage. Regarding the Social and Urban Action Plan ("PAS"), of the 47 planned actions, 30 are under Braskem's responsibility (6 are under implementation, 11 are in the planning stage, and 13 are yet to be planned) and 17 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$893 (2024: R$1,141).

d. **Additional measures**: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$839 (2024: R$825).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments.

In October 2024, the Company became aware of the conclusion of the Federal Police of Alagoas investigation that had been ongoing since 2019. The investigation files were forwarded to the Public Prosecutor's Office for evaluation, which required additional measures. The Company reiterates that it has always been at the disposal of authorities and has been providing all information related to salt mining exploration over the course of the investigation.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State,

All amounts in thousands Reais, except as otherwise stated

Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

23.1 Lawsuits in progress

The contingent liabilities whose loss is assessed as possible by the Company's Management, based on its evaluation and that of its external legal advisors, related to the geological event in Alagoas, are disclosed as follows:

	Parent company	
		Consolidated
	Jun/25	**Dec/24**
Civil claims - Alagoas (*)	9,581	9,241
Environmental claims - Alagoas	89	85
Total (**)	**9,670**	**9,326**

(*) Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$283.

(**) Comprise the lawsuits with possible loss prognosis detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region.

All amounts in thousands Reais, except as otherwise stated

In the context of this event, the main lawsuits filed against the Company are:

Description of civil lawsuits	Estimate	
	2025	2024
1 Public-Interest Civil Action ("ACP") Reparation for Residents – Map Version 5 **Plaintiffs: Federal Prosecution Office (MPF), Federal Public Defender's Office (DPU) and Alagoas State Prosecution Office (MPE/AL)**		
On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against Braskem, requesting: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) of Version 5 of the Civil Defense Map and the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. Although the preliminary injunctions were granted by the lower court on November 30, 2023, their effects were suspended on January 22, 2024, by the 5th Regional Federal Court (TRF5) in an appeal filed by Braskem. The appeal was heard on February 27, 2025, and, in merit, was granted in its entirety, eliminating the effects of the lower court's preliminary injunction. In June 2025, plaintiffs reiterated their request for evidentiary protection, seeking voluntary relocation for residents of a specific area of the Bom Parto neighborhood.	1,174	1,113
2 Public-Interest Civil Action - Request for Indemnification for Additional Collective Pain and Suffering **Plaintiff: Alagoas State Public Defender's Office**		
In March 2024, the Company became aware of the Public-Interest Civil Action filed by the Public Defender's Office (DPE) which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering. DPE requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for material damages; (ii) condemning Braskem, as compensation for existential damages, for the loss of all properties that are the subject of the PCF; (iii) condemning Braskem for "illicit profit," with the loss of properties that are the subject of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice. On April 12, 2024, these preliminary claims were rejected by the court.	171	162

All amounts in thousands Reais, except as otherwise stated

3) Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System ("SFH")
Plaintiff: Federal Public Defender's Office

In November 2021, the Company became aware of the Public-interest civil action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i). Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon. On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is still pending. It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.	-	-

4) Public-Interest Civil Action - Review of terms of the Flexal Agreement
Plaintiff: Alagoas State Public Defender's Office

In March 2023, the Company became aware of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas. Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of the Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP. As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On January 19, 2024, a decision was rendered, judging partially valid the requests made by the DPE. The Company, the DPE/AL, the Alagoas State Government and the Federal Government filed appeals against this decision. The effects of the lower court's decision are suspended until the appeals are adjudicated.	2,246	2,137

All amounts in thousands Reais, except as otherwise stated

5) Public-Interest Civil Action - Fishermen Reparation
Plaintiffs: Federation of Fishermen of the State of Alagoas ("FEPEAL") and National Confederation of Fishermen and Aquaculturists ("CNPA")

In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the "Associations") against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.
As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action and also publishing a material fact notice to the shareholders. These requests were rejected by the Courts.
Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award.
The action was suspended by the TRF5 pending the judgment of the Interlocutory Appeal filed by Braskem, which challenges the legitimacy of the representation of the plaintiff institutions. 1,861 1,767

6) Action against the Violation of a Constitutional Fundamental Right (ADPF)
Plaintiff: Alagoas State Governor

On December 18, 2023, the Company was informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties.
On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision. It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements. - -

7) Indemnifying action
Plaintiff: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.
Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period. Moreover, a procedural legal transaction was presented, approved by the court, which provided for the suspension of lawsuit, enabling the continuity of negotiations. 1,509 1,492

8) Action for Damages - Pinheiro District Property
Plaintiff: Construtora Humberto Lobo

In July 2019, the Company became aware of the action for damages claiming that the plaintiff suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property.
On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor's image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. Appeals filed by the parties are pending judgment. 1 1

All amounts in thousands Reais, except as otherwise stated

9) Indemnity Claim **Plaintiff: State of Alagoas**		
In March 2023, the Company became aware of the indemnity claim requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser, with a preliminary request to block funds in Company's current account. An Instrument of Appeal was filed by Braskem. The preliminary injunction was granted. On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On April 7, 2025, the Court of Justice of Alagoas granted Braskem's interlocutory appeal to declare the absolute lack of jurisdiction of the State Court of Alagoas, ordering the transfer of the case to the Federal Court in Alagoas. In May 2025, a decision was issued suspending the transfer of the case to the Federal Court in a new appeal filed by the State of Alagoas.	1,634	1,493
10)Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected **Plaintiffs: Sundry**		
The Company is defendant in several other actions filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.	985	1,076
Total civil lawsuits	**9,581**	**9,241**

Description of environmental lawsuits	**Estimate**	
	2025	**2024**
1) Notice of violation **Plaintiff: Environment Institute of Alagoas State ("IMA")**		
On December 4, 2023, the IMA issued a fine to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023. On June 28, 2024, Braskem was served with the decision, still subject to administrative appeal, maintaining the notice of violation. On July 4, 2025, a notice was received from the IMA regarding the upholding of the Administrative Decision that issued the Notice of Violation, which is still subject to a new administrative appeal.	84	79
2) Sundry environmental lawsuits	5	6
Total environmental lawsuits	**89**	**85**

All amounts in thousands Reais, except as otherwise stated

24 Equity

24.1 Capital

On June 30, 2025 and December 31, 2024, the Company's subscribed and paid-up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			63,215,462	18.32			63,215,462	7.93
Norges Bank				23,859,004	6.91			23,859,004	2.99
Other		12,907,077	2.86	103,041,662	29.86	478,790	100.00	116,427,529	14.61
Total		**451,668,652**	**100.00**	**345,060,365**	**100.00**	**478,790**	**100.00**	**797,207,807**	**100.00**
Treasury shares				27				27	
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt (“ADR”) on the New York Stock Exchange – NYSE (USA).

24.2 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the period ended June 30, 2025, R$4 was paid to the members of the 2022 LTI Program (R$8 in the period ended June 30, 2024 – 2021 LTI Program), without delivery of shares.

All amounts in thousands Reais, except as otherwise stated

25 Earnings per share

The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings per share.

	Jun/25	Jun/24
	Basic and diluted	Basic and diluted
Profit (loss) for the period attributed to Company's shareholders	431	(5,080)
Reconciliation of income available for distribution, by class (numerator):		
Common shares	221	(2,878)
Preferred shares class "A"	210	(2,199)
Preferred shares class "B"		(3)
	431	(5,080)
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	345,060,365	345,060,365
Preferred shares class "B"	478,790	478,790
	797,207,807	797,207,807
Profit (loss) per share (in R$)		
Common shares	0.4904	(6.3736)
Preferred shares class "A"	0.6054	(6.3736)
Preferred shares class "B"	0.6057	(6.3736)

All amounts in thousands Reais, except as otherwise stated

26 Net revenues

	Consolidated		Parent company	
	Jun/25	Jun/24	Jun/25	Jun/24
Sales revenue				
Domestic market	28,186	26,532	27,898	26,186
Foreign market	15,303	16,399	4,757	4,225
	43,489	42,931	32,655	30,411
Sales and services deductions				
Taxes				
Domestic market	(6,009)	(5,784)	(5,994)	(5,748)
Foreign market	(13)	(24)		
Sales returns				
Domestic market	(92)	(81)	(84)	(78)
Foreign market	(58)	(47)	(9)	(21)
	(6,172)	(5,936)	(6,087)	(5,847)
Net sales and services revenue	**37,317**	**36,995**	**26,568**	**24,564**

27 Expenses by nature and function

	Consolidated		Parent company	
	Jun/25	Jun/24	Jun/25	Jun/24
Classification by nature:				
Raw materials other inputs	(29,216)	(27,889)	(22,672)	(20,424)
Personnel expenses	(2,130)	(1,985)	(1,298)	(1,200)
Outsourced services	(1,454)	(1,435)	(1,059)	(1,111)
Depreciation and amortization	(2,428)	(2,517)	(1,504)	(1,587)
Freights	(2,102)	(2,037)	(727)	(641)
Idle industrial plants	(215)	(332)	(134)	(280)
Alagoas geological event (Note 23)	124	(388)	124	(388)
Other income (i)	610	249	548	227
Other expenses	(917)	(832)	(453)	(340)
Total	**(37,728)**	**(37,166)**	**(27,175)**	**(25,744)**
Classification by function:				
Cost of products sold	(35,645)	(34,394)	(26,229)	(23,958)
Selling and distribution	(1,034)	(908)	(510)	(519)
Reversal of impairment of trade accounts receivable and others from clients		56	7	55
General and administrative	(1,361)	(1,239)	(833)	(798)
Research and development	(234)	(212)	(96)	(93)
Other income	610	249	548	227
Other expenses	(64)	(718)	(62)	(658)
Total	**(37,728)**	**(37,166)**	**(27,175)**	**(25,744)**

(i) In 2025, it primarily refers to the recognition of remaining PIS and Cofins credits amounting to R$293, associated with the exclusion of ICMS from the calculation base of these contributions (note 9).

All amounts in thousands Reais, except as otherwise stated

28 Financial results

	Consolidated		Parent company	
	Jun/25	Jun/24	Jun/25	Jun/24
Financial income				
Interest income	405	683	260	544
Inflation indexation income on tax assets	8	11	8	11
Adjustment to present value - appropriation	110	101	83	67
Other	51	33	22	5
	574	**828**	**373**	**627**
Financial expenses				
Interest expenses	(2,357)	(2,235)	(2,601)	(2,353)
Loans transaction costs - amortization	(93)	(104)	(5)	(9)
Adjustment to present value - appropriation	(444)	(473)	(476)	(468)
Interest expenses on leases	(142)	(126)	(82)	(95)
Other	(248)	(177)	(88)	(12)
	(3,284)	**(3,115)**	**(3,252)**	**(2,937)**
Derivatives and exchange rate variations, net				
On financial assets	301	496	(132)	573
On financial liabilities	3,154	(6,100)	3,241	(5,023)
Gain on derivatives	3	(2)		(47)
Losses on derivatives	(59)		(59)	
	3,399	**(5,606)**	**3,050**	**(4,497)**
Total	**689**	**(7,893)**	**171**	**(6,807)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	Jun/25	Dec/24	Variation	Jun/25	Jun/24	Variation
U.S. dollar - Brazilizan real	5.4571	6.1923	-11.87%	5.7591	5.0843	13.27%
Euro - Brazilizan real	6.4230	6.4363	-0.21%	6.2922	5.4969	14.47%
Mexican peso - Brazilizan real	0.2897	0.2986	-2.98%	0.2887	0.2971	-2.84%
U.S. dollar - Mexican peso	18.8420	20.7505	-9.20%	19.9611	17.1258	16.56%
U.S. dollar - Euro	0.8496	0.9621	-11.69%	0.9160	0.9248	-0.96%

All amounts in thousands Reais, except as otherwise stated

29 Segment information

							Jun/25
						Operating expenses	
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	27,190	(25,563)	1,627	(917)		457	1,167
USA and Europe	8,970	(8,795)	175	(493)		175	(143)
Mexico	2,156	(2,315)	(159)	(286)		145	(300)
Total	**38,316**	**(36,673)**	**1,643**	**(1,696)**		**777**	**724**
Other segments	488	(269)	219	4	7	(225)	5
Corporate unit				(925)		20	(905)
Braskem consolidated before eliminations and reclassifications	**38,804**	**(36,942)**	**1,862**	**(2,617)**	**7**	**572**	**(176)**
Eliminations and reclassifications	(1,487)	1,297	(190)	(12)		(26)	(228)
Total	**37,317**	**(35,645)**	**1,672**	**(2,629)**	**7**	**546**	**(404)**

							Jun/24
						Operating expenses	
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribution expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	25,870	(24,034)	1,836	(785)		(408)	643
USA and Europe	9,943	(9,163)	780	(343)		(68)	369
Mexico	2,503	(2,291)	212	(235)		(14)	(37)
Total	**38,316**	**(35,488)**	**2,828**	**(1,363)**		**(490)**	**975**
Other segments	436	(194)	242	3	(27)	76	294
Corporate unit				(976)		(24)	(1,000)
Braskem consolidated before eliminations and reclassifications	**38,752**	**(35,682)**	**3,070**	**(2,336)**	**(27)**	**(438)**	**269**
Eliminations and reclassifications	(1,757)	1,288	(469)	33		(31)	(467)
Total	**36,995**	**(34,394)**	**2,601**	**(2,303)**	**(27)**	**(469)**	**(198)**

30 Contractual obligations

The Company has long-term commitments for the purchase of feedstock. As of June 30, 2025, these obligations amounted to R$12,325 (2024: R$8,355) and are expected to be settled by 2044.